My Palace Portal, Inc. Homeowner Subscription Membership Agreement

PARTIES TO THE AGREEMENT:

My Palace Portal, Inc.________________________(Homeowner)

Attn:  Jeff Brand________________________(Address)

2201 Long Prairie Ste. 107-173________________________(City)

Flower Mound, TX  75022________________________(State & Zip Code)

My Palace Portal, Inc., and Homeowner, agree to the following terms and conditions:

Membership

•Full homeowner My Palace Portal, Inc services free of charge, including full access to the My Palace Portal, Inc website and dedicated residential real estate concierge services.

•Homeowner agrees to use an My Palace Portal, Inc-affiliated real estate agent as the contracted listing agent and/or buyer’s agent if and when the subscribed homeowner decides to either sell and/or purchase residential real estate under his or her name (e.g., personal home, investment/rental properties, land, etc.). The Membership requires the subscribed homeowner to sign an My Palace Portal, Inc Pre-List/Buy Agreement as acknowledgement to the adherence of the defined terms of the My Palace Portal, Inc program.

•The My Palace Portal, Inc subscription membership term is in place until the homeowner has a transaction which an My Palace Portal, Inc agent is involved and receives commission with an automatic renewal at the end of each expiring term, unless otherwise notified in writing one month in advance of the current term expiring.

PRE-LIST/BUY RESTRICTIONS

Homeowners selecting My Palace Portal, Inc Preferred Membership agree to list with an My Palace Portal, Inc-affiliated agent in the event the Homeowner decides to sell and/or purchase residential real estate.  In the event that a Preferred Member decides to list residential real estate with a real estate professional not affiliated with My Palace Portal, Inc or conducts a real estate transaction(s) by other means, such as a For Sale By Owner (FSBO) or an attorney, 1% of the total sales and/or purchase price from the closed transaction will be due to My Palace Portal, Inc as liquidated damages.

Preferred Members agree to a Protection Period of thirty-six months after expiration/termination of the subscription.  During the Protection Period, if the Homeowner decides to either sell and/or purchase residential real estate, the homeowner is required to use an My Palace Portal, Inc-affiliated real estate agent as the contracted listing agent and/or buyer’s agent.

Cancelation guidelines and restrictions may be amended from time to time.

HOMEOWNER My Palace Portal, Inc TOOLS AND SERVICES

Specific My Palace Portal, Inc tools available to active subscribed homeowners include, but are not limited to:

•System to allow homeowner to monitor equity in the home through an automated system utilizing local Home Sales data along with calculated mortgage balances and cost to sell property;

•Tracking home maintenance items through alert email notifications (example: receive quarterly email reminder to change A/C filters) and sharable content;

•Lists of qualified, local repair/home improvement vendors recommended by My Palace Portal, Inc.;

•Access to home mortgage, inspector, and appraisal resource options;

•Links to area schools, municipalities, and communities;

•Lists of area restaurants and businesses;

•Various financial tools such as mortgage calculators, rent vs. buy analyses, buy vs. hold analyses, etc.;

Various My Palace Portal, Inc services available to active, subscribed homeowners include, but are not limited to:

Complimentary consultations with local, licensed My Palace Portal, Inc-affiliated real estate professional, to discuss Homeowner’s topics such as property tax comparatives, the local real estate market, etc.  Appointment parameters, e.g., frequency, call/location, length of time, business hours restriction, service offering expirations, et., will be defined.

Annual property tax assessment evaluation performed using automated data feeds between the My Palace Portal, Inc website and the local Sales Data to determine if the homeowner has a reasonable case to dispute property taxes should the opinion be that the homeowner’s property was given an unfavorable, higher, estimated home value.

Annual homeowner’s insurance assessment performed by a local, licensed My Palace Portal, Inc real estate professional to compare and determine the best insurance coverage for the lowest cost.  Assessment parameters, e.g., date proactive or at homeowner’s request, frequency, number of vendors evaluated, service offering expirations, etc., will be defined.

Various discounts given by My Palace Portal, Inc-participating area vendors, retailers, restaurants, etc.

TERMINATION OF HOMEOWNER SERVICES

Circumstances Resulting in Termination
This agreement may be terminated by either party on thirty days’ written notice.  Notwithstanding the foregoing, all provisions relating to competition against My Palace Portal, Inc and My Palace Portal, Inc’s Trade Secrets shall survive any termination pursuant to this paragraph.

Attorney's Fees and Costs
If any legal action is necessary to enforce or interpret any of the rights or obligations under this Agreement, the prevailing party is entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which that party may be entitled.

Notices
Any notices to be given under this agreement by either party to the other must be in writing. A notice may be personally delivered or sent by registered or certified mail, postage prepaid, with return receipt requested. Mailed notices are to be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement. However, either party may change its address by written notice in accordance with this paragraph. Notices delivered personally are deemed communicated as of actual receipt; mailed notices are deemed communicated as of three days after mailing.

Entirety of Agreement
This Agreement supersedes all other agreements, either oral or written, between the parties to this Agreement with respect to Homeowner Services of Homeowner by My Palace Portal, Inc. It contains all of the covenants and agreements between the parties with respect to that Homeowner Services.

Law Governing Agreement
This Agreement is governed by and is to be construed in accordance with the laws of the State of Texas, and venue shall exclusively lie in Denton County, Texas

Executed on _________________ [date].

My Palace Portal, Inc

___________________________

By:  ________________________

HOMEOWNER

_____________________________